Exhibit 4.28

House Lease Agreement

Lessor (Party A): Chunrong Wang

Lessee (Party B): Lixin (Hangzhou) Asset Management Co., Ltd.

Now Party A will lease the house located in Room 364, Building 2, Yinglan business center, Jianggan District, Hangzhou to Lixin (Hangzhou) Asset Management Co., Ltd.. Through friendly consultation, both parties have reached the following agreement.

1. The rental period is one year, from June 14, 2020 to June 13, 2021.

2. The rent is RMB3750 per month, excluding tax, property fee, water and electricity fee, gas and cable TV fee. Party A shall cooperate with Party B to issue rental invoice.

3. Rent payment method: quarterly payment, that is, one-time payment of RMB 11250. Party B shall pay one month’s deposit, which shall be returned after expiration.

4. The rental housing is only used for accommodation, not more than 6 people. And it can not engage in business activities.

5. Party B shall not change the original decoration and facilities of the house. In case of any damage, compensation shall be made according to the price.

6. Party A has the following items to be used and kept by Party B.

(1). Fixed facilities: 1 range hood, 1 induction cooker and 1 toilet.

(2). Electrical furniture: 1 refrigerator, 1 washing machine, 2 double beds, 2 wardrobes, 2 bedside cabinets, 2 chairs, 1 computer desk, 1 sofa, 1 coffee table, 1 shoe cabinet, 2 air conditioners and 1 water heater.

(3). 5 anti-theft door locks and 3 unit door cards

7. Party B shall pay the rent to Party A on time. In case of breach of contract, Party B shall compensate Party A for one month’s rent.

Account number: Juan Yu, 6230910899002654953 (Jiangshan Rural Commercial Bank Chengbei Plaza Office)

8. Other matters not mentioned above shall be discussed by both parties.

Party A: Chunrong Wang	Party B: Lixin (Hangzhou) Asset Management Co., Ltd.